United States securities and exchange commission logo





                                September 9, 2021

       William F. Concannon
       Chief Executive Officer
       CBRE Acquisition Holdings, Inc.
       2100 McKinney Avenue, Suite 1250
       Dallas, TX 75201

                                                        Re: CBRE Acquisition
Holdings, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 11,
2021
                                                            File No. 333-258700

       Dear Mr. Concannon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers
       What equity stake will current stockholders of Altus, the PIPE
Investors, CBAH   s public
       stockholders and the Sponsor hold..,?, page 10

   1.                                                   Please disclose the
sponsor and its affiliates    total potential ownership interest in the
                                                        combined company,
assuming exercise and conversion of all securities.
       Summary
       Interests of Certain Persons in the Business Combination, page 30

   2. Please revise to disclose the current value of any loans extended by your sponsor and quantify the
out-of-pocket expenses for which CBAH officers and directors, and their affiliates are awaiting
reimbursement, if material. In that regard, we note you disclose on
 William F. Concannon
FirstName  LastNameWilliam   F. Concannon
CBRE Acquisition   Holdings, Inc.
Comapany 9,
September  NameCBRE
              2021     Acquisition Holdings, Inc.
September
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         page 212 that you borrowed $1,100,000 from the sponsor, which remains outstanding as of May 17, 2021. In addition, please clarify whether the sponsor and its affiliates can earn a positive rate of return on their investment, even if CBAH's public shareholders experience a negative rate of return in the post-business combination company.
3.       Please expand your disclosure regarding your sponsor   s ownership
potential interest in
         Altus. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
Risk Factors, page 47

4. Disclose the material risks to unaffiliated investors presented by taking Altus public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
5. We note that you considered as a negative factor the decrease in the vesting period from
         10 years to 7 years in your negotiations with Altus. Please revise to disclose the attendant risks to shareholders given this proposed change to the combined entity's articles of incorporation. Also revise to include balancing disclosure in the last risk factor on page
         75 regarding your "stakeholder aligned initial listing (   SAIL   )
structure."
The absence of net energy metering and related policies to offer competitive pricing to our customers in our current markets..., page 66

6. Please expand your disclosure to discuss whether the caps on net metering are close to being met or if there is an absence of net energy metering for new customers in your principal markets of Massachusetts, New Jersey and Hawaii or your expected near-term future markets of Maryland, New York and California.
Warrants will become exercisable for our common stock, which would increase the number of shares eligible for future resale..., page 78

7. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
The CBAH charter that will be effective following the completion of the business combination designates a state court..., page 87

8. You disclose here that your exclusive forum provision will not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act. However, we note your disclosure on page 173 and in Article X of your Form of Third Amended and
 William F. Concannon
CBRE Acquisition Holdings, Inc.
September 9, 2021
Page 3
         Restated Certificate of Incorporation that the federal district courts of the U.S. shall be the exclusive jurisdiction for the resolution of complaints alleging a violation of federal securities laws. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. Please also revise your disclosure here and make corresponding revisions on page 302 to discuss this exclusive forum provision.
The Business Combination
Background of the Business Combination, page 103

9. We note that CBAH's second amended and restated certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest here and whether it impacted your search for an acquisition target. Also revise to balance the description of Proposal No. 3C on page 176.
10. We note that Morgan Stanley performed additional services after the IPO and part of the
         IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Morgan Stanley that are contingent on completion of the business combination.
11. In your search process, you state that CBAH entered into non-disclosure agreements in connection with 8 of 74 companies (including Altus) so that CBAH could obtain additional preliminary diligence information to evaluate the companies as business combination targets. You further state that other than with respect to Altus, CBAH did not submit any offers or proposals for a target company to engage in a business combination transaction with CBAH. Please revise your disclosure to provide additional detail to explain why CBAH determined not to pursue a transaction with any of these other potential targets.
Certain Projected Financial Information of Altus, page 119

12. We note your disclosure cautioning investors "not to rely on the projections" in making a decision regarding the transaction. While it may be appropriate to caution investors not to place undue reliance upon prospective financial information, it is not appropriate to tell readers to not rely upon them as you have included the disclosures.
         Please revise your disclosures accordingly.
13. Please revise your disclosure to qualitatively and quantitatively discuss all material assumptions underlying the projections, including the growth assumptions. For example, please quantify the assumptions underlying Altus's revenue growth, including its asset growth, projected megawatt hour generation per megawatt and rate per megawatt hour,
FirstName LastNameWilliam F. Concannon
       and expenses, if material. Please also clarify whether Altus's financial projections assume
Comapany    NameCBRE
       the business      Acquisition
                    combination       Holdings,and
                                  is completed   Inc.describe the basis for the
assumptions that
       underlie
September       the Page
           9, 2021  projections
                         3      and the type of market assumed in their
development.
FirstName LastName
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FirstName  LastNameWilliam   F. Concannon
CBRE Acquisition   Holdings, Inc.
Comapany 9,
September  NameCBRE
              2021     Acquisition Holdings, Inc.
September
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14. Please describe the basis for projecting total estimated revenue growth in 2022, 2023 and
         2024 and the factors or contingencies that could prevent such growth from materializing.
         In particular, enhance your disclosure to explain the basis for the significant estimated revenue growth in years 2023 and 2024. In addition, please disclose the portion of your revenue growth attributable to EV chargers installed. In that regard, we note page 31 of your Investor Presentation filed as an exhibit to the Form 8-K filed July 13, 2021.
15. We note your disclosure that the financial projections do not take into account any circumstances or events occurring after the date they were prepared on April 23, 2021 and that you disclaim any responsibility to update or revise the financial projections to reflect circumstances or events that may have occurred since, even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change.
         We also note that Duff & Phelps assumed there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of CBAH or
         Altus since the date of the most recent financial statements and other information made available to them, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading in any material respect in rendering their opinion. Please revise your disclosure to address any material changes that occurred after the time when these forecasts were prepared. Opinion of Duff & Phelps, the Financial Advisor to the Special Committee of the CBAH Board, page 121

16. Please expand your disclosure to clarify the reference to the "unaudited segment financial information" for Altus for the year ended December 31, 2020 and the three months ended
         March 31, 2021, explain the differences as compared to the "draft financial information" for Altus for the year ended December 31, 2020 and the three months ended
         March 31, 2021, and disclose the run-off assumptions for the remaining useful life of the assets developed by Altus and provided to Duff & Phelps.
17. Revise to enhance the "DevCo" disclosures to describe the development opportunities that
         Duff & Phelps considered in its valuation of Altus. In this regard, we note the disclosure
         that based on the information provided by Altus   s management, Duff &
Phelps assumed
         that (i) revenue is expected to increase from $10.0 million in 2021 to $270.1 million by
         2024 and that (ii) EBITDA increases from negative $15.0 million in 2021 to
         $173.0 million in 2024.
Market Approach (Selected Public Companies/M&A Transactions Analysis) Summary, page 126

18. If any companies or transactions that fit the criteria used to select the companies in the
         Selected Public Companies Analysis and transactions used in the M&A Transactions
         Analysis were excluded from such analyses, please discuss the reason such companies and/or transactions were excluded. Please also make corresponding revisions to the selected public companies in CBAH management's analysis on page 131 and disclose the methodology and criteria used to select the companies in such analysis.
 William F. Concannon
FirstName  LastNameWilliam   F. Concannon
CBRE Acquisition   Holdings, Inc.
Comapany 9,
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              2021     Acquisition Holdings, Inc.
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Financial Analysis of CBAH Management, page 131

19. Please explain the references to Phase III, Phase II and Phase I in the tabular disclosure for the EBITDA Trading Multiple Comparison.
20. Please tell us whether any operational and trading multiples analysis was performed and considered with respect to the company's energy transition business. In that respect, we note pages 35 and 36 of the Company's Investor Presentation filed as
Exhibit 99.2 to the
         Form 8-K on July 13, 2021.
Interests of Certain Persons in the Business Combination, page 132

21. We note your affiliation with CBRE and that CBRE will make a loan to your Chief
         Financial Officer, Mr. Smith. Please tell us on how you intend to comply with Section
         13(k) of the Securities Exchange Act of 1934 with respect to the loan CBRE has agreed to make to Mr. Smith.
Sources and Uses for the Business Combination, page 136

22. Please expand your disclosure to also reflect sources and uses assuming the maximum redemption of CBAH Class A common stock.
Certain U.S. Federal Income Tax Considerations, page 137

23. We note your disclosure that the parties "intend" for the business combination to be treated as a reorganization within the meaning of Section 368(a) of the Tax Code. Please revise your disclosure throughout your filing, including this section and your Questions and Answers section, to describe the material federal income tax consequences of the business combination and disclose whether the parties expect the business combination to be a tax-free transaction. If you are unable to conclude that the business combination is likely to be tax-free, revise your disclosure relating to the material tax consequences of the business combination to focus on the uncertainty and the consequences of the business combination being taxable to holders. If you are able to conclude that the business combination is likely to be tax-free to holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 and
Item 601(b)(8) of
         Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Merger, page 198

24. We note your disclosure describing "consideration to be paid" to the existing Altus Power,
         Inc. stockholders of $900 million in CBAH Class A common stock.

         Given that you intend to account for the transaction as a reverse merger, please expand this and all similar disclosures elsewhere in your filing to also describe consideration from the standpoint of Altus Power, Inc., which you have identified as the accounting acquirer,
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FirstName  LastNameWilliam   F. Concannon
CBRE Acquisition   Holdings, Inc.
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              2021     Acquisition Holdings, Inc.
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         and to clarify that the number and value of shares to be issued to the Altus Power, Inc.
         shareholder group in conjunction with the merger does not represent funding or consideration from an accounting standpoint.

         Please include quantification of the ownership interests that the Altus Power, Inc.
         shareholder group is relinquishing and the funds to be received/retained by the company in exchange under both the no redemption and maximum redemption scenarios. Please similarly revise your disclosure of sources and uses "for funding" the transaction on page
         136, to segregate your discussion of these shares from that pertaining to the actual sources and uses of funds.
Notes to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 207

25. We note you include a pro forma adjustment to reflect the Alignment Shares as liability-
         classified derivatives within the Pro Forma Balance Sheet. Tell us why you have not also presented pro forma adjustments within the Pro Forma Statements of Operations for the incremental stock compensation expense associated with the subsequent measurement and change in classification to comply with Rule 11-02(a)(6)(i)(B) of Regulation S-X.
26. Please expand your description of pro forma adjustment (DD) to include details of the adjustments to the Pro Form Statement of Operations for the year ended December 31,
         2020.
Executive Compensation of CBAH Following the Business Combination
Compensation Discussion and Analysis
Narrative Disclosure to Summary Compensation Table, page 239

27. We note your disclosure that you intend to enter into employment agreements with Gregg
         Felton and Lars Norell in connection with the transactions. When known, please describe the material terms of such agreements and file the same as exhibits.
28. Please expand the narrative to the summary compensation table to discuss how each officer's bonus was determined. Refer to Item 402(o) of Regulation
S-K.
Altus's Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations, page 248

29. We note that the cost of operations measure excludes depreciation, amortization and accretion expense for property, plant and equipment and intangibles directly attributable to the generation of revenue. Please revise your presentation on the Statements of
         Operations, and any tabulations of corresponding activity elsewhere in the filing, as necessary to comply with SAB Topic 11:B.
 William F. Concannon
FirstName  LastNameWilliam   F. Concannon
CBRE Acquisition   Holdings, Inc.
Comapany 9,
September  NameCBRE
              2021     Acquisition Holdings, Inc.
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Information About Altus, page 267

30. Please revise your disclosure to clearly state the source information in this section. For instance, provide the source for your statement that "2020 solar generation and storage capacity only comprised approximately 8% of total U.S. capacity and this figure is expected to grow approximately 11.5x to a capacity of approximately 48% by 2050" and the chart on page 268 as well as your disclosure under the heading "Industry."
31. We note your disclosure that you currently have over 45 distinct development opportunities comprising a 900+MW pipeline. Please clarify the meaning of the term
         "development opportunities."
Description of CBAH's Securities
Alignment Shares Conversion, page 282

32. Please disclose the maximum number of Class A common shares that the Alignment
         Shares may convert into assuming that the Conversion Cap is met in each of the seven-
         year Alignment Shares conversion time period.
Beneficial Ownership Table, page 306

33. Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by GSO Altus Holdings L.P.
Financial Statements, page F-1

34. Please update the financial statements of CBRE Acquisition Holdings, Inc. and Altus
         Power, Inc. and the corresponding historical and pro forma financial information presented elsewhere in your filing to comply with Rule 3-12 of Regulation S-X.
CBRE Acquisition Holdings, Inc. - Unaudited Financial Statements
Note 1 - Description of Organization and Business Operations
Revision of Prior Period Financial Statements, page F-30

35. We note that you have restated your December 31, 2020 balance sheet in the interim financial statements to give effect of the error correction, which includes changing
         Stockholders' Equity of $5 million to a deficit of $30 million, though you have not restated the corresponding balance sheet in your annual financial statements.

         Please similarly revise the presentation on page F-4 and label the column headings on pages F-4 and F-23 as restated, as well as any corresponding tabulations elsewhere in your filing, having balance sheet information as of December 31, 2020.

         With regard to the private placement warrants issued to your Sponsor on page F-6, and considering your disclosures on pages F-21 and F-41, indicating you are accounting for
 William F. Concannon
FirstName  LastNameWilliam   F. Concannon
CBRE Acquisition   Holdings, Inc.
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              2021     Acquisition Holdings, Inc.
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         these warrants in accordance with FASB ASC 718, also explain the reasons you appear to have adjusted Additional paid-in capital to remove the $11 million associated with the private placement warrants.
Altus Power, Inc. - Audited Financial Statements
Note 2 - Significant Accounting Policies
Revenue Recognition, page F-55

36. Please expand your disclosures pertaining to Net Metering Credits and Solar Renewable
         Energy Certificates to identify the issuing authorities and to describe -
             the benefits conveyed thereunder,
             the manner by which the benefits may be realized by the holder, how these are valued and quantified in relation to the power that you have generated,
             and
             your accounting policy for the receipt of such credits and certificates prior to any subsequent conveyance.

         Tell us the extent to which such credits and certificates are granted directly to your customers rather than to you, and how your entitlement to the benefits is secured in these instances prior to the sale.
Note 7 - Variable Interest Entity, page F-66

37. We note that consolidated VIEs represent about 63% of total assets as of December 31,
         2020. Please expand your disclosures to provide the information required by FASB ASC
         810-10-50-3 and 5A, with regard to material interests held in consolidated VIEs, as necessary to satisfy the objectives set forth in FASB ASC
810-10-50-2AA.

         For example, the disclosures should include the following information to the extent applicable -
             the methodology applied in determining that the company is the primary beneficiary, including judgments and assumptions made, and the types of involvements considered to be significant;
             the type and amounts of any support provided during the periods presented and the reasons;
             qualitative and quantitative information about the company's involvement with the
             VIEs, including the nature, purpose, size, activities of, and the manner of financing, the VIEs;
             the nature of restrictions on VIE assets; and any arrangements that could require that Altus Power, Inc. or its subsidiaries provide
             financial support.

         It should be clear which particular VIEs are significant, where the operations of such VIEs are conducted, and how your characterization of the VIEs as "tax equity financing arrangements and partnerships" corresponds to the additional information that you
 William F. Concannon
CBRE Acquisition Holdings, Inc.
September 9, 2021
Page 9
         provide; please identify the salient features.

         With regard to your disclosure indicating total assets associated with VIEs are restricted for settlement of the VIE obligations, please clarify the extent and effect of any purchase accounting and intercompany balances excluded in quantifying these amounts if material.
Note 14 - Net Loss Per Share, page F-77

38. We note that your measures of net income (loss) attributable to common stockholders of
         $6,793 and $(4,367) for 2020 and 2019 as reported on page F-44 are not consistent with the corresponding amounts disclosed under this heading of $(10,963) and $(6,121) for the same periods. Please revise your financial statements as necessary to resolve these inconsistencies and to utilize parentheses for denoting adjustments to net loss in a manner that is consistent with your presentation of net loss.
39. We note that you adjust your 2020 net loss of $(1,887) for an allocation to non-controlling interests and redeemable non-controlling interests of $(8,680), which appears to be the result of applying the accounting policy described on page F-58. You indicate that such interests represent contractual arrangements that were created "to finance the costs of solar energy facilities under long-term operating agreements" and represent "substantive profit-
         sharing arrangements" that cause your allocation of subsidiary economics to be inconsistent with the ownership percentages.

         Please expand your disclosures on pages 264 and 265 to describe the salient features and structure of the contractual arrangements that constitute profit sharing and yield the disproportionate allocations. Please also describe any pattern or expected change in the relative allocations over time, and expand your disclosures on pages 250, 254 and
         256, as appropriate, to identify the circumstances and main drivers associated with the particular allocations made for 2019, 2020 and the subsequent interim period.

         Tell us how your allocations each period reconcile to your accounting for the non-
         controlling and redeemable non-controlling interests on the balance sheet.
Exhibits

40. Please file Mr. Weber's employment agreement with Altus Power America Management as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
41. Please file all agreements related to your material financing arrangements, including the
       Blackstone Capital Facility, the Blackstone Credit Facility and the Fifth Third Credit
FirstName LastNameWilliam F. Concannon
       Facility, as exhibits to your registration statement or tell us why you do not believe that
Comapany
       theseNameCBRE
             are materialAcquisition
                           agreements Holdings,
                                       required toInc.
                                                    be filed pursuant to Item
601(b)(10) of
       Regulation
September   9, 2021S-K.
                     Page 9
FirstName LastName
 William F. Concannon
FirstName  LastNameWilliam  F. Concannon
CBRE Acquisition  Holdings, Inc.
Comapany 9,
September  NameCBRE
             2021     Acquisition Holdings, Inc.
September
Page 10 9, 2021 Page 10
FirstName LastName
General

42. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
43. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
44. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
45. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
46. We note that Proposal No. 2 seeks shareholder approval for certain amendments to your articles of incorporation, which will (i) include certain changes to the number of conversion shares issued upon conversion of the Alignment Shares, including decreasing the vesting period from ten years to seven years, (ii) create the Class B Director and the rights of holders of the CBAH Class B common stock to elect such director annually, (iii)
         include a staggered board, and (iv) include an exclusive forum provision, among other changes that may substantively affect stockholder rights. Please tell us whether you will provide stockholders with a separate vote regarding these material changes and provide your analysis as to why you believe you are not required to unbundle these changes to your amended charter. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question
         201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure
         Interpretations, available on our website. Additionally, please include a form of proxy
         card marked as    preliminary    when available for review.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 William F. Concannon
CBRE Acquisition Holdings, Inc.
September 9, 2021
Page 11

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameWilliam F. Concannon
                                                            Division of
Corporation Finance
Comapany NameCBRE Acquisition Holdings, Inc.
                                                            Office of Energy &
Transportation
September 9, 2021 Page 11
cc:       William B. Brentani
FirstName LastName